Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Niamh Lyons Ph: 353-1-709-4007 US Media Relations Ph: 866-964-8256

ELAN ANNOUNCES BOARD OF DIRECTOR CHANGES

DUBLIN, Ireland, September 15, 2011 (BUSINESS WIRE) -- Elan Corporation, plc today announced that Dr. Andrew von Eschenbach and Mr. Hans Peter Hasler have become non-executive members of Elan’s board of directors and Mr. Shane Cooke has retired as an executive director.

Elan's Chairman, Robert Ingram commented “We are pleased to welcome Dr. von Eschenbach and Mr. Hasler to the board of directors of Elan. Both individuals possess exceptional professional backgrounds, the highest degree of integrity and strength in character. Their joining our existing high quality board will add to the depth and breadth of our strategic discussions.  We are also thankful for the significant contributions made by Mr. Cooke during his ten years of service as Elan’s Chief Financial Officer and five years as an executive board member.  We wish Shane and Alkermes plc continued success.”

Board Appointments:

Andrew von Eschenbach, MD (69) is currently the President of Samaritan Health Initiatives Inc., a health care policy consultancy. He previously served as Commissioner of the FDA from 2005-2009. Under his leadership the FDA implemented: “Beyond Our Borders” – a systems based “global” approach to regulation of food and medical products, establishing for the first time a permanent FDA presence in 16 foreign locations; and accelerated the Critical Path Initiative designed to modernize the sciences through which the FDA regulated products are developed, evaluated and manufactured.

Prior to being the Commissioner of the FDA, Dr. von Eschenbach served as the Director of the National Cancer Institute (NCI) from 2002-2006.  As part of the National Institutes of Health and the Department of Health and Human Services, NCI’s main responsibilities include overseeing the world’s largest cancer research budget (~ $5 billion) by coordinating the National Cancer Program which conducts and supports research, training, health information dissemination and other programs with respect to the cause, diagnosis, prevention and treatment of cancer, rehabilitation from cancer, and the continuing care of cancer patients and their families.

Dr. von Eschenbach held a number of leadership roles at the University of Texas’ M.D. Anderson Cancer Center from 1976–2002.  He was educated at St. Joseph’s University, Philadelphia and received his M.D. from Georgetown University, Washington D.C.  His current responsibilities include serving on the boards of Histosonics Inc., Viamet Pharmaceuticals, Focused Ultrasound Surgery Foundation, and National Comprehensive Cancer Centers Network Foundation. He also serves on the advisory boards of Chugai Pharmaceutical International Advisory Council, GE Heathymagination Advisory Boards and on the Scientific Advisory Boards of Arrowhead Research Corporation and Johnson & Johnson/Corporate Office of Science & Technology External Scientific Advisory Board and is Senior Fellow at the Milken Institute and is a Senior Advisor to PWC Healthcare Services.

Mr. Hans Peter Hasler (55) is currently the Chairman of HBM Bioventures AG and principal of HPH Management GmbH.  Previously, Mr. Hasler served with Biogen Idec in a number of key executive leadership roles from 2001–2009. Prior to his departure from Biogen Idec, Mr. Hasler served as its Chief Operating Officer responsible for all commercial operations, business development, medical affairs and Biogen International representing total revenues of $4.1 billion with 1,500 employees. During his tenure he served as Head of Global Neurology/Cardiovascular business and head of International business overseeing the launch of Tysabri in Europe and the management of Avonex.

Prior to joining Biogen Idec, Mr. Hasler served in a number of global senior positions with Wyeth Pharmaceuticals and Abbott AG.  He currently serves as vice chairman of Acino Pharma AG, Director of Celltrion, Inc, Seoul and Director of Ferring Holdings, Lausanne.  He is a member of the advisory board of EvaluScience, ETH, Zurich and is an advisor to Temasek (Private) Ltd., Singapore.

Board Retirement:

Mr. Shane Cooke was the Chief Financial Officer for Elan from July 2001 until May 2011 and had served as executive director since 2005. Prior to joining Elan, Mr. Cooke was Chief Executive Officer of Pembroke Capital Limited. Following the completion of the merger between Alkermes, Inc. and Elan Drug Technologies, Mr. Cooke will join the newly formed Alkermes, plc as its President.

About Elan Corporation, plc
Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the Company, please visit www.elan.com

Source: Elan Corporation, plc

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